The Fund has entered into a settlement of the previously-reported class action lawsuit filed by Lehman Brothers Special Finance, Inc. in the United States Bankruptcy Court for the Southern District of New York (the "Class Litigation"). The settlement fully disposes of all outstanding claims asserted against the Fund and the Fund is no longer a party to the Class Litigation.